[LOGO GRAPHIC OMITTED]
                                TELEMIG CELULAR

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Company Name:  TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------



                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  21,438            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               1,660             0              0
-------------------------------------------------------------------------------------------------------------------------


                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock             Intermediary   Operation    Day       Quantity        Price        Volume
 Derivatives   Characteristics (2)                                                                         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
    Shares            Common                0          Buy           0           9          Donation           0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------


                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  21,447            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               1,660             0              0
-------------------------------------------------------------------------------------------------------------------------


(1)  When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [LOGO GRAPHIC OMITTED]
                                TELEMIG CELULAR

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Parent Company Name:  TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------



                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  141               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
-------------------------------------------------------------------------------------------------------------------------


                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock             Intermediary   Operation    Day       Quantity        Price        Volume
 Derivatives   Characteristics (2)                                                                         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                   0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------


                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  141               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                0                0              0
-------------------------------------------------------------------------------------------------------------------------


(1)  When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [LOGO GRAPHIC OMITTED]
                                TELEMIG CELULAR

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name:  TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  ( X )                       ( )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------



                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  4,356             0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred C                               2               0              0
-------------------------------------------------------------------------------------------------------------------------


                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock             Intermediary   Operation    Day       Quantity        Price        Volume
 Derivatives   Characteristics (2)                                                                         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                   0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------


                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  4,356             0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred C                               2               0              0
-------------------------------------------------------------------------------------------------------------------------


(1)  When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [LOGO GRAPHIC OMITTED]
                                TELEMIG CELULAR

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Company Name:  TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  (  )                      ( X )                  ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------



                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  20,452            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               11,318            0              0
-------------------------------------------------------------------------------------------------------------------------


                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock             Intermediary   Operation    Day       Quantity        Price        Volume
 Derivatives   Characteristics (2)                                                                         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                   0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------


                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  20,452            0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               11,318            0              0
-------------------------------------------------------------------------------------------------------------------------


(1)  When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [LOGO GRAPHIC OMITTED]
                                TELEMIG CELULAR

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Parent Company Name:  TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  (   )                      ( X )                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------



                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  0                 0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               0                 0              0
-------------------------------------------------------------------------------------------------------------------------


                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock             Intermediary   Operation    Day       Quantity        Price        Volume
 Derivatives   Characteristics (2)                                                                         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                   0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------


                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1)  When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [LOGO GRAPHIC OMITTED]
                                TELEMIG CELULAR

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name:  TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  (   )                      ( X )                 ( )                       ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------



                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  0                 0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred A                             1                 0              0
-------------------------------------------------------------------------------------------------------------------------


                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock             Intermediary   Operation    Day       Quantity        Price        Volume
 Derivatives   Characteristics (2)                                                                         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                   0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------


                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred A                               1               0              0
-------------------------------------------------------------------------------------------------------------------------


(1)  When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [LOGO GRAPHIC OMITTED]
                                TELEMIG CELULAR

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Company Name:  TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  (   )                      (   )                ( X )                     ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------



                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  1,792             0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               1,794             0              0
-------------------------------------------------------------------------------------------------------------------------


                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock             Intermediary   Operation    Day       Quantity        Price        Volume
 Derivatives   Characteristics (2)                                                                         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                   0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------


                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    1,792           0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 1,794           0              0
-------------------------------------------------------------------------------------------------------------------------


(1)  When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [LOGO GRAPHIC OMITTED]
                                TELEMIG CELULAR

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Parent Company Name:  TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  (   )                      (   )                ( X )                     ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------



                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  0                 0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               0                 0              0
-------------------------------------------------------------------------------------------------------------------------


                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock             Intermediary   Operation    Day       Quantity        Price        Volume
 Derivatives   Characteristics (2)                                                                         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                   0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------


                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1)  When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [LOGO GRAPHIC OMITTED]
                                TELEMIG CELULAR

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name:  TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  (   )                      (   )                ( X )                     ( )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------



                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  0                 0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               0                 0              0
-------------------------------------------------------------------------------------------------------------------------


                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock             Intermediary   Operation    Day       Quantity        Price        Volume
 Derivatives   Characteristics (2)                                                                         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                   0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------


                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1)  When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [LOGO GRAPHIC OMITTED]
                                TELEMIG CELULAR

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Company Name:  TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  (   )                      (   )                (   )                  ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------



                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  0                 0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               0                 0              0
-------------------------------------------------------------------------------------------------------------------------


                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock             Intermediary   Operation    Day       Quantity        Price        Volume
 Derivatives   Characteristics (2)                                                                         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                   0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------


                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1)  When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [LOGO GRAPHIC OMITTED]
                                TELEMIG CELULAR

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Parent Company Name:  TELPART PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  (   )                      (   )                (   )                  ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------



                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  0                 0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               0                 0              0
-------------------------------------------------------------------------------------------------------------------------


                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock             Intermediary   Operation    Day       Quantity        Price        Volume
 Derivatives   Characteristics (2)                                                                         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                   0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------


                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1)  When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

                             [LOGO GRAPHIC OMITTED]
                                TELEMIG CELULAR

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In September 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):


-------------------------------------------------------------------------------------------------------------------------
Subsidiary Company Name:  TELEMIG CELULAR S.A.
-------------------------------------------------------------------------------------------------------------------------
  Group and                  (   )                      (   )                (   )                  ( X )
   Related             Board of Directors             Management        Audit Committee      Technical and Consulting
   Persons                                                                                          Committees
-------------------------------------------------------------------------------------------------------------------------



                                                    Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                  0                 0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                               0                 0              0
-------------------------------------------------------------------------------------------------------------------------


                                                Operations in the Month
-------------------------------------------------------------------------------------------------------------------------
 Securities /         Stock             Intermediary   Operation    Day       Quantity        Price        Volume
 Derivatives   Characteristics (2)                                                                         (R$) (3)
-------------------------------------------------------------------------------------------------------------------------
     0                  0                   0          Buy           0           0              0              0
-------------------------------------------------------------------------------------------------------------------------
                                                       Sell
-------------------------------------------------------------------------------------------------------------------------


                                                     Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                         %
                                                                                         --------------------------------
 Securities/                 Securities Characteristics (2)                   Quantity     Same Class        Total
 Derivatives                                                                               and Type
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Common                                    0               0              0
-------------------------------------------------------------------------------------------------------------------------
    Shares                             Preferred                                 0               0              0
-------------------------------------------------------------------------------------------------------------------------


(1)  When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.